





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68292

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SSG Capital Advisors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Barr Harbor Drive, 5 Tower Bridge, Suite 420
(No. and Street)

W. Conshohocken	PA	19428
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Chesen (610) 940-5801
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marcum, LLP
(Name – *if individual, state last, first, middle name*)

1600 Market Street, 32nd FL	Philadelphia	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Mark Chesen, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SSG Capital Advisors, LLC, as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
LORI M WEXLER
Notary Public
WEST CONSHOHOCKEN BORO, MONTGOMERY CNTY
My Commission Expires Jun 1, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SSG CAPITAL ADVISORS, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2018

SSG CAPITAL ADVISORS, LLC

CONTENTS



ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Directors of
SSG Capital Advisors, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SSG Capital Advisors, LLC (the "Company") as of December 31, 2018, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



MARCUMGROUP
MEMBER

Marcum LLP ▪ 1601 Market Street ▪ 4th Floor ▪ Philadelphia, Pennsylvania 19103 ▪ Phone 215.297.2100 ▪ Fax 215.297.2101 ▪ www.marcumllp.com

Supplemental Information

The supplemental information contained in Schedules I, II, and III (the "supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2009.

Marcum LLP

Philadelphia, PA
March 1, 2019

SSG CAPITAL ADVISORS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

Assets

Cash and cash equivalents	$ 237,879
Accounts receivable	150,000
Concessions receivable	675,562
Prepaid commissions	18,500
Total Assets	**$1,081,941**

Liabilities and Member's Equity

Accounts payable and accrued expenses	$ 34,816
Commissions payable	624,895
Deferred revenue	70,667
Total Liabilities	**730,378**
Member's Equity	**351,563**
Total Liabilities and Member's Equity	**$1,081,941**

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2018

Revenue	
Fee income	$2,333,628
Commission income, net	34,276
Total Revenue	2,367,904
Expenses	
Commissions	1,631,385
Service fees – SSG Advisors, LLC	624,000
Professional fees	40,248
Regulatory and other fees	23,152
Other	453
Total Expenses	2,319,238
Income from Operations	48,666
Interest Income	649
Net Income	$ 49,315

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF MEMBER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2018

Balance – Beginning of year	$ 146,248
Net Income	49,315
Contributions	156,000
Balance – End of year	$ 351,563

The accompanying notes are an integral part of these financial statements.

SSG CAPITAL ADVISORS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2018

Cash Flows From Operating Activities

Net Income	$ 49,315
Adjustments to reconcile net income to net cash used in operating activities:	
Changes in assets and liabilities:	
Accounts receivable	(150,000)
Concessions receivable	(675,562)
Prepaid commissions	(18,500)
Commissions payable	624,895
Accounts payable and accrued expenses	(7,957)
Deferred revenue	70,667
Net Cash Used in Operating Activities	(107,142)
Cash Flows Provided by Financing Activities	
Contributions	156,000
Net Increase in Cash and Cash Equivalents	48,858
Cash and Cash Equivalents – Beginning of year	189,021
Cash and Cash Equivalents – End of year	$ 237,879

The accompanying notes are an integral part of these financial statements.

NOTE 1 - NATURE OF BUSINESS

SSG Capital Advisors, LLC (the "Company"), which is wholly-owned by SSG Holdings, LLC (the "Parent"), is an investment banking firm specializing in advising middle market businesses in special situations, mergers and acquisitions, private placements of debt and equity, financial restructurings and valuation analysis. The Company was approved to be registered as a broker-dealer with the Financial Industry Regulatory Authority ("FINRA"), effective April 7, 2010. The Parent provides capital contributions for the operation of the Company as necessary.

The Parent's non-securities investment banking business is transacted in SSG Advisors, LLC (the "Affiliate"). SSG Advisors, LLC is also wholly owned by SSG Holdings, LLC.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

REVENUE RECOGNITION

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. No cumulative adjustment to member's equity was required, as no material arrangements prior to the adoption were impacted by the new pronouncement.

The Company typically enters into contracts with clients calling for periodic retainer fees to be paid during the term of the arrangement, and a success fee to be paid out once the merger, acquisition, sale, restructuring, or financing (the "Transaction") is completed. This Transaction fee is typically based on a percentage of the total value of the Transaction, although in certain cases it may be a flat fee. At times, the Company is paid certain success fees, subsequent to the date the Transaction is completed, such as when its clients receive contingent earn-out payments. The variable consideration relating to success fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of finalizing each Transaction. The Company recognizes revenue over time on a time elapsed method for those contracts that provide an enforceable right to payment for performance completed to date, and recognizes revenue at a point in time for those contracts that do not provide this enforceable right to payment.

In addition, the Company enters into contracts with general partners of private equity funds calling for periodic retainer fees paid during the term of the arrangement, and a

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

REVENUE RECOGNITION (CONTINUED)

transaction fee to be paid out once a private placement ("Private Placements Fee") is completed. This Private Placement Fee is typically based on a percentage of the total value of investor commitments and is paid out over a 24 to 36 month period. The variable consideration relating to private placement fees is recognized as revenue when it is probable that a significant revenue reversal will not occur. The Company's services within its contract represent a single performance obligation as all activities to be performed within the context of the contract are inputs to the combined output of completing each private placement. Accordingly, the Company recognizes retainer fees and Private Placement Fees as revenue at a point in time. The Company's contract assets and liabilities are impacted by private placement transactions based upon the timing of payments in relation to the recognition of revenue. Commissions to representatives are due to be paid upon collection of the related concession receivable. The period in which the deferred revenue will be recognized as revenue is dependent on the amount of time required to finalize each private placement transaction. During 2018, the Company was assigned concession receivables relating to private placements that were completed by a broker representative prior to being registered with the Company. The Company earns a commission for the Private Placement Fees that are subsequently collected. The Company recognizes its related commission revenue as an agent at a point in time as each payment is received.

The Company recognizes a contract asset for costs to fulfill a contract when commissions are paid to representatives based on the receipt of contract retainer payments. These amounts will be expensed when the related performance obligation is satisfied. The Company recorded $18,500 as a prepaid expense as of December 31, 2018 in connection with these commission payments. Deferred revenue includes approximately $22,000 of unsatisfied performance obligations as of December 31, 2018 relating to retainer payments received in connection with private placement transactions.

The Company recognized approximately $1,137,000 as revenue during the year ended December 31, 2018 relating to performance obligations that were satisfied in prior periods.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of cash and a money market account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

ACCOUNTS RECEIVABLE, NET

Accounts receivable are recorded when the Company has an unconditional right to payment. The carrying value of the Company's accounts receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value. The Company estimates its allowance for doubtful accounts based on historical collection trends, type of customer, the age of outstanding receivables and existing economic conditions. If events or changes in circumstances indicate that specific balances may be impaired, further consideration is given to the collectability of those balances and the allowance is adjusted accordingly. Past-due receivable balances are written off when the Company has exhausted collection efforts and have been unsuccessful in collecting the amount due. No allowance for doubtful accounts was necessary in 2018.

INCOME TAXES

The Company is not subject to income taxes at the federal and state levels. The Member is responsible for the tax liability, if any, related to its proportionate share of the Company's taxable income. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. The Company is a pass-through entity and the Member has concluded there are no uncertain tax positions that would require recognition in the financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Member's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. Generally, tax authorities may examine the Company's tax returns for three years from the date of filing and the current and prior three years remain subject to examination as of December 31, 2018.

The Tax Cuts and Jobs Act (the "Act"), which was enacted on December 22, 2017, made key changes to the U.S. tax law, including the reduction of the U.S. federal corporate tax rate. Accounting Standards Codification 740 requires the effects of changes in tax rates and laws on deferred tax balances to be recognized in the period in which the legislation is enacted. Since the earnings and losses of the Company are passed through to its member, the Company concluded that there was no impact to the financial statements for the year ended December 31, 2018.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. Accounts are insured by the Federal Deposit Insurance Corporation ("FDIC") up to certain limits. The Company maintains cash and cash equivalents with a bank that at times exceeds applicable insurance limits. The Company reduces its exposure to credit risk by maintaining such deposits with high-quality financial institutions. The Company has not experienced losses in such accounts.

SUBSEQUENT EVENTS

Management evaluated subsequent events occurring through the financial statement issuance date and determined that there were no other events or transactions occurring that require recognition or disclosure in the financial statements.

NOTE 3– RELATED PARTY TRANSACTIONS

The Company has an expense sharing agreement with its affiliate, SSG Advisors, LLC. The Company pays a monthly service fee to the affiliate for its portion of indirect operating expenses (including payroll, rent, office supplies, computer and other operating expenses). During the year ended December 31, 2018, the Company incurred and paid the affiliate service fees of $624,000.

NOTE 4 - NET CAPITAL REQUIREMENTS

As a broker-dealer, the Company operates pursuant to the (k)(2)(i) exemptive provisions of the Securities and Exchange Commission (SEC) Rule 15c3-3. As such, the Company is required to compute net capital in accordance with SEC Rule 15c3-1, which requires the maintenance of minimum net capital the greater of $5,000 or 6 2/3% of aggregate indebtedness. As of December 31, 2018, the Company had net capital of $183,063 which

NOTE 4 - NET CAPITAL REQUIREMENTS (CONTINUED)

was $139,829 in excess of the required net capital of $43,234. The ratio of aggregate indebtedness to net capital was 3.4636 to 1 as of December 31, 2018.

NOTE 5 – REGULATORY COMPLIANCE

The Company claims exemptions under the exemptive provisions of Rule 15c-3 under sub paragraph (k)(2)(i). The Company does not carry customer accounts and does not otherwise hold funds or securities.

NOTE 6 – MAJOR CLIENTS

The Company had 3 major clients representing 87% of total revenue in 2018.

SSG CAPITAL ADVISORS, LLC

SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE I

NET CAPITAL

Total member's equity	$ 351,563
Less: Non-allowable assets:	
Accounts receivable	(150,000)
Prepaid commissions	(18,500)
Net capital	$ 183,063

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition:	
Accounts payable, accrued expenses, deferred revenue and commissions payable	$ 730,378
Less: Long-term portion of commissions payable	(96,315)
Total aggregate indebtedness	$ 634,063

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

6 2/3% of aggregate indebtedness	$ 42,271
Add: 1% of long-term portion of commissions payable	963
Minimum net capital required	$ 43,234
Excess net capital	$ 139,829
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement	$ 119,657
Ratio: Aggregate indebtedness to net capital	3.4636 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2018, amended on March 1, 2019.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE II

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

SCHEDULE III – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2018

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the Rule.

See report of independent registered public accounting firm.

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

FOR THE YEAR ENDED DECEMBER 31, 2018

SSG CAPITAL ADVISORS, LLC

CONTENTS





MARCUM
ACCOUNTANTS ▲ ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have reviewed management's statements, included in the accompanying SSG Capital Advisors, LLC Broker Dealers Annual Exemption Report, in which (1) SSG Capital Advisors, LLC (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((2)(i)) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Marcum LLP

Philadelphia, PA
March 1, 2019

MARCUMGROUP
MEMBER

Marcum LLP ▪ 1601 Market Street ▪ 4th Floor ▪ Philadelphia, Pennsylvania 19103 ▪ **Phone** 215.297.2100 ▪ **Fax** 215.297.2101 ▪ **www.marcumllp.com**

SSG CAPITAL ADVISORS, LLC

BROKER DEALERS ANNUAL EXEMPTION REPORT

YEAR ENDED DECEMBER 31, 2018

We, as members of management of SSG Capital Advisors, LLC ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annual reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:
SSG Capital Advisors, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities and Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

Statement Regarding Meeting Exemption Provision:
SSG Capital Advisors, LLC met the aforementioned exemption provisions throughout the most recent year ended December 31, 2018 without exception.

Mark Chesen

Mark E. Chesen
Managing Director

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended **12/31/2018**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8*8*******1509*********************MIXED AADC 220
68292 FINRA DEC
SSG CAPITAL ADVISORS LLC
300 BARR HARBOR DR STE 420
W CNSHOHOCKEN, PA 19428-2998

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Mark Chesen (610)940-5801.

2. A. General Assessment (item 2e from page 2) $ 3,552

B. Less payment made with SIPC-6 filed (**exclude interest**) (2,204)

July 27, 2018
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1,348

E. Interest computed on late payment (see instruction E) for______days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1,348

G. **PAYMENT: √ the box**
Check mailed to P.O. Box ☑ Funds Wired ☐ ACH ☐
Total (must be same as F above) $ 1,348

H. Overpayment carried forward $(0)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SSG Capital Advisors, LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 1st day of March, 2019.

Managing Director
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2018
and ending 12/31/2018

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,367,904
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	
2d. SIPC Net Operating Revenues	$ 2,367,904
2e. General Assessment @ .0015	$ 3,552
	(to page 1, line 2.A.)

2